Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES MAY 15TH, 2006 DISTRIBUTION

Calgary, April 12, 2006 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.38 per trust unit will be paid on May 15th, 2006 to unitholders of record on April 24th, 2006. Harvest trust units are expected to commence trading on an ex-distribution basis on April 20th, 2006. This distribution amount represents Distributable Cash earned in the month of April 2006.

Harvest is one of Canada's largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca